UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

HYATT HOTELS CORPORATION
(Name of Issuer)
Class A Common Stock, $0.01 par value
(Title of Class of Securities)
448579102
(CUSIP Number)
January 7, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	448579102

1	NAMES OF REPORTING PERSONS Pershing Square Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%[1]

12	TYPE OF REPORTING PERSON

	IA
1 This percentage is calculated based on the 43,734,407 shares of Class A Common Stock outstanding as of November 5, 2009, as reported in the Company’s registration statement on Form S-1, filed with the Securities and Exchange Commission (the “Commission”) on August 5, 2009 (Registration No. 333-161068), and prospectus filed with the Commission on November 5, 2009 pursuant to Rule 424(b) under the Securities Act of 1933, as amended.

Page 2 of 9 Pages

CUSIP No.	448579102

1	NAMES OF REPORTING PERSONS PS Management GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%[2]

12	TYPE OF REPORTING PERSON

	OO
2 This percentage is calculated based on the 43,734,407 shares of Class A Common Stock outstanding as of November 5, 2009, as reported in the Company’s registration statement on Form S-1, filed with the Commission on August 5, 2009 (Registration No. 333-161068), and prospectus filed with the Commission on November 5, 2009 pursuant to Rule 424(b) under the Securities Act of 1933, as amended.

Page 3 of 9 Pages

CUSIP No.	448579102

1	NAMES OF REPORTING PERSONS Pershing Square GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%[3]

12	TYPE OF REPORTING PERSON

	IA
3 This percentage is calculated based on the 43,734,407 shares of Class A Common Stock outstanding as of November 5, 2009, as reported in the Company’s registration statement on Form S-1, filed with the Commission on August 5, 2009 (Registration No. 333-161068), and prospectus filed with the Commission on November 5, 2009 pursuant to Rule 424(b) under the Securities Act of 1933, as amended.

Page 4 of 9 Pages

CUSIP No.	448579102

1	NAMES OF REPORTING PERSONS William A. Ackman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%[4]

12	TYPE OF REPORTING PERSON

	IN
4 This percentage is calculated based on the 43,734,407 shares of Class A Common Stock outstanding as of November 5, 2009, as reported in the Company’s registration statement on Form S-1, filed with the Commission on August 5, 2009 (Registration No. 333-161068), and prospectus filed with the Commission on November 5, 2009 pursuant to Rule 424(b) under the Securities Act of 1933, as amended.

Page 5 of 9 Pages

CUSIP No.	448579102
Item 1.
(a)	Name of Issuer

The name of the issuer is Hyatt Hotels Corporation (the “Company”).
(b)	Address of Issuer’s Principal Executive Offices

71 South Wacker Drive, 12th Floor Chicago, Illinois 60606
Item 2.
(a)	Name of Person Filing

This statement is filed by:
(i)	Pershing Square Capital Management, L.P., a Delaware limited partnership (the “Investment Manager”), which serves as investment advisor to Pershing Square, L.P. (“Pershing Square”), a Delaware limited partnership, Pershing Square II, L.P. (“Pershing Square II”), a Delaware limited partnership, and Pershing Square International, Ltd., a Cayman Islands exempted company (including its wholly owned subsidiary PSRH, Inc. (“PSRH”)) (collectively, the “Pershing Square Funds”), with respect to the Class A Common Stock (as defined in Item 2(d) below) held for the accounts of the Pershing Square Funds;

(ii)	PS Management GP, LLC, a Delaware limited liability company (“PS Management”), which serves as the general partner of the Investment Manager, with respect to the shares of Class A Common Stock held for the accounts of the Pershing Square Funds;

(iii)	Pershing Square GP, LLC (the “General Partner”), a Delaware limited liability company, which serves as the general partner of each of Pershing Square and Pershing Square II; and

(iv)	William A. Ackman, an individual (“Mr. Ackman”), who serves as the managing member of each of PS Management and the General Partner.
The foregoing persons hereinafter sometimes collectively are referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The Reporting Persons’ agreement in writing to file this statement on behalf of each of them is attached as Exhibit A hereto.
(b)	Address of Principal Business Office or, if none, Residence

The address of the business office of each of the Reporting Persons is 888 Seventh Avenue, 42nd Floor, New York, New York 10019.

(c)	Citizenship
The Investment Manager is a limited partnership organized under the laws of the State of Delaware. PS Management is a limited liability company organized under the laws of the State of Delaware. The General Partner is a limited liability company organized under the laws of the State of Delaware. Mr. Ackman is a United States citizen.
(d)	Title of Class of Securities

Class A Common Stock, par value $.01 per share (the “Class A Common Stock”)

(e)	CUSIP Number

448579102

Page 6 of 9 Pages

CUSIP No.	448579102
Item 3.
If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☑	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E) (1);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☑	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G)(2);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☑	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

(1)	With respect to the Investment Manager and the General Partner.

(2)	With respect to PS Management and Mr. Ackman.
Item 4. Ownership.
A.	Pershing Square Capital Management, L.P.
(a)	As of January 13, 2010, may be deemed to have beneficially owned: 0 shares of Class A Common Stock.

(b)	Percent of class: 0%. The percentages used herein and in the rest of Item 4 are calculated based on the 43,734,407 shares of Class A Common Stock outstanding as of November 5, 2009, as reported in the Company’s registration statement on Form S-1 under the Securities Act of 1933, as amended, filed with the Securities and Exchange Commission on August 5, 2009 (Registration No. 333-161068), and prospectus filed with the Commission on November 5, 2009 pursuant to Rule 424(b) under the Securities Act of 1933, as amended.

(c)	Number of shares as to which such person may be deemed to have:
(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: -0-

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: -0-
B.	PS Management GP, LLC
(a)	As of January 13, 2010, may be deemed to have beneficially owned: 0 shares of Class A Common Stock.

(b)	Percent of class: 0%.

(c)	Number of shares as to which such person may be deemed to have:
(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: -0-

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: -0-

Page 7 of 9 Pages

CUSIP No.	448579102
C.	Pershing Square GP, LLC
(a)	As of January 13, 2010, may be deemed to have beneficially owned: 0 shares of Class A Common Stock.

(b)	Percent of class: 0%.

(c)	Number of shares as to which such person may be deemed to have:
(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: -0-

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: -0-
D.	William A. Ackman
(a)	As of January 13, 2010, may be deemed to have beneficially owned: 0 shares of Class A Common Stock.

(b)	Percent of class: 0%.

(c)	Number of shares as to which such person may be deemed to have:
(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: -0-

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: -0-
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities check the following. ☑
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
The Investment Manager, in its capacity as the investment advisor to the Pershing Square Funds, has the power to direct the investment activities of each of the Pershing Square Funds. PS Management is the general partner of the Investment Manager. The General Partner, in its capacity as the general partner to Pershing Square and Pershing Square II, has the power to direct the investment activities of each of Pershing Square and Pershing Square II. Mr. Ackman is the managing member of each of PS Management and the General Partner.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
See Exhibit B.
Item 8. Identification and Classification of Members of the Group.
See Item 2.
Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certification.
Each of the Reporting Persons hereby makes the following certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 9 Pages

CUSIP No.	448579102
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.
Date: February 16, 2010

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.
By:	PS Management GP, LLC,
its General Partner

By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC
By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PERSHING SQUARE GP, LLC
By:	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
William A. Ackman

Page 9 of 9 Pages

CUSIP No.	448579102
Exhibit A
JOINT FILING AGREEMENT
  In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing, along with all other such undersigned, on behalf of the Reporting Persons (as defined in the joint filing), of a statement on Schedule 13G (including amendments thereto) with respect to the Class A Common Stock, par value $0.01 per share, of Hyatt Hotels Corporation, and that this agreement be included as an Exhibit to such joint filing. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.
Date: February 16, 2010

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.
By:	PS Management GP, LLC,
its General Partner

By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC
By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PERSHING SQUARE GP, LLC
By:	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
William A. Ackman

CUSIP No.	448579102
Exhibit B
ITEM 7
The Investment Manager is the relevant entity for which PS Management may be considered a parent holding company.
Each of PS Management and the General Partner is the relevant entity for which Mr. Ackman may be considered a control person.
Each of the Investment Manager and the General Partner is an investment adviser registered under the Investment Advisers Act of 1940.